March 10, 2006	WRITER'S DIRECT NUMBER: (317) 236-2435 DIRECT FAX: (317) 592>-4637 INTERNET: Joseph.DeGroff@icemiller.com

VIA EDGAR AND FAX

Michael Moran, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, Northeast

Mail Stop 3561

Washington, DC 20549

Re:	National Wine & Spirits, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2005

Filed June 14, 2005

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Filed February 10, 2006

File No. 333-74589

Dear Mr. Moran:

On behalf of our client, National Wine & Spirits, Inc. (the "Company"), this letter responds to the Staff's comment on the above-referenced filings provided to the Company by letter dated February 24, 2006. For your convenience, we have included below the comment set forth in the Staff's comment letter. The Staff's comment is in bold. The page numbers in this letter refer to the respective pages of the filings.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, page 39

General

Advertising Costs, page 40

Vendor Allowances Received, page 42

Michael Moran, Accounting Branch Chief

March 10, 2006

1.             We note your response and revised disclosure proposed to address the issues in comments 10, 11 and 13 in our letter of September 29, 2005 relating to your accounting treatment of certain vendor allowances. Please also disclose the amount of promotional funds received from vendors that are netted against gross promotional expenses for all periods presented. Please also disclose in management's discussion and analysis that you are unable to estimate the impact on revenue or gross margin if vendor support was discontinued and that you would not likely continue the current level of product promotion without the supplier's financial support. Please also revise your footnote disclosure to include the dollar amount of the excess reimbursements, if any, over costs incurred that are recorded as a reduction of cost of products sold.

As requested, the Company will disclose in future filings the amount of vendor promotional funds recognized in the Company's consolidated statements of operations as follows:

The amounts of vendor promotional funds that were netted against gross product promotional expenses or recorded as a reduction of cost of products sold were as follows:

	Years Ended March 31,
	2005	2004	2003

Vendor promotional funds that were used to offset specific and incremental product promotional expenses.	$ 14,743,000	$ 20,282,000	$ 22,559,000
Vendor promotional funds recorded as a reduction of cost of products sold	7,520,000	8,522,000	15,535,000

In addition, the Company will include in future filings the following disclosure as the last paragraph of the Vendor Allowances Received section of the description of critical accounting policies in management's discussion and analysis of financial condition and results of operations:

The Company is unable to estimate with any degree of certainty the effect on the Company's revenue or gross profit if these promotional activities are curtailed due to lack of supplier support.  It is possible that the nature and amount of such vendor allowances could change in the future, including the possibility that certain vendors could reduce or eliminate allowances. The Company would not likely continue the current level of product promotion without the suppliers' financial support.

Michael Moran, Accounting Branch Chief

March 10, 2006

Attached is an acknowledgement from the Company confirming its understanding that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (317) 236-2435. My fax number is (317) 592-4637.

Very truly yours,

ICE MILLER

/s/ Joseph E. DeGroff

Joseph E. DeGroff

cc:          James E. LaCrosse, President and CEO

ACKNOWLEDGEMENT

In connection with the comment letter dated February 24, 2006 of the staff (the "Staff") of the Division of Corporation Finance of the United State Securities and Exchange Commission (the "Commission") delivered to National Wine & Spirits, Inc. (the "Company"), the undersigned, in his capacity as the President and Chief Executive Officer of the Company, hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the Fiscal Year Ended March 31, 2005 (the "Form 10-K") and the Form 10-Q for the Fiscal Quarter Ended December 31, 2005 (the "Form 10-Q" and collectively with the Form 10-K, the "Filings");

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NATIONAL WINE & SPIRITS, INC.

/s/ James E. LaCrosse
James E. LaCrosse,
President and Chief Executive Officer